UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SOUNDBITE COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

SONAR MERGER SUB INC.,

a wholly-owned subsidiary of

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James M. Rene

Chief Legal Officer

Genesys

2001 Junipero Serra Blvd.

Daly City, California 94014

(650) 466-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Robert Schwenkel, Esq. & Brian Mangino, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation: Not applicable	Amount of Filing Fee: Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of SoundBite Communications, Inc. (“SoundBite”) by Sonar Merger Sub Inc. (“Offeror”), a wholly-owned Delaware subsidiary of Genesys Telecommunications Laboratories, Inc. (“Genesys”), pursuant to an Agreement and Plan of Merger, dated as May 20, 2013 (the “Agreement”), by and among SoundBite, Offeror and Genesys.

The tender offer described in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of SoundBite. At the time the tender offer is commenced, Offeror and Genesys will file a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials with the U.S. Securities and Exchange Commission (“SEC”), and SoundBite will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND SOUNDBITE STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Those materials will be made available to SoundBite’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit Index

Attached hereto is the following communication:

Exhibit A:         News Release dated May 28, 2013.